Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registered in the Securities Registry under No. 42

Santiago (Chile), December 20th, 2023

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the non-public corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market (the “Commission”).

On the date hereof, the Company has entered into a share purchase and sale agreement (“SPA”) by virtue of which it has agreed, together with its subsidiary Inversiones Arauco Internacional Limitada (“IAIL”, and together with Arauco, the “Sellers”), to sell all the shares and social rights that the Sellers hold directly in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A. (together, the “Brazilian Forestry Companies”), which hold assets mainly in the state of Paraná, Brazil, to a company specially incorporated for such purpose and appointed by the Brazilian company Klabin S.A. (the “Buyer”).

What has been agreed to be sold corresponds to the totality of the shares and rights in the Brazilian Forestry Companies, with the exception of Florestal Vale do Corisco S.A., of which the Sellers indirectly own 49% of the shares of the latter.

The eucalyptus and pine forest plantations subject to the transaction occupy approximately 85,000 hectares. Moreover, it should be noted that the sale of shares and social rights does not extend to the industrial assets related to the panel plants in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, and which relate to an industrial project to build a pulp mill in the future, called the “Sucuriú Project”.

The total price of the agreed purchase and sale arises to the amount of US$1,160,000,000 (one thousand one hundred and sixty million dollars), payable at the date of closing of the transaction (the “Closing”), subject to customary adjustments for such transactions, which depend on factors such as working capital, net debt and the amount of standing pine and eucalyptus timber of the Brazilian Forestry Companies existing at Closing.

The Closing would be subject to the fulfilment of the usual suspending conditions for this type of transactions, including the authorization of the Brazilian competition authorities (Administrative Council for Economic Defense or “CADE”).

It has been preliminarily estimated that, if the transaction is completed, it will have a positive effect on results of approximately US$ 130 million after taxes by 2024, from the sale of shares and social rights in the Brazilian Forestry Companies.

Very truly yours,

Matías Domeyko Cassel

Chief Executive Officer

CELULOSA ARAUCO Y CONSTITUCION S.A.

c.c.

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